SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 30 May 2012

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (DIRECTLY OR INDIRECTLY) IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

These materials do not contain any offer to the public to purchase or subscribe for securities within the meaning of the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland, the Prospectus Regulations 2005 of the United Kingdom or otherwise. These materials do not constitute a prospectus for the purpose of Directive 2003/71/EC.

Stockholders should make any decision in respect of the subject matter of these materials solely on the basis of information in the Circular. Stockholders should read the whole of the Circular and the documents incorporated by reference therein before deciding what action to take in respect of the proposed transaction and the EGC.

The Governor and Company of the Bank of Ireland
Proposed securities repurchase transaction with Irish Bank Resolution Corporation and Notice of Extraordinary General Court

30 MAY 2012

On 29 March 2012, Bank of Ireland (the "Bank") announced that it had reached a conditional agreement with Irish Bank Resolution Corporation Limited ("IBRC") and the State, to conduct a securities repurchase transaction ("Transaction") whereby the Bank will purchase Irish Government Bonds (the "Bonds") from IBRC for a purchase price of approximately €3.06 billion in cash.   The Transaction will be governed by a Global Master Repurchase Agreement (the "Agreement") which will incorporate standard market terms including daily margining provisions with respect to changes in the value of the Bonds.  The Transaction can be financed by the Bank, through standard ECB open market operations, using the Bonds which are Eurosystem eligible.  The market value of the Bonds as at 28 May 2012 is €2.9983 billion (Source: Bloomberg).   All of IBRC's payment obligations to the Bank with respect to the Transaction will be covered by a guarantee from the Minister for Finance of Ireland of IBRC's exposures for transactions of this nature.  IBRC will have an obligation to repurchase the Bonds for approximately €3.06 billion not later than 364 days after the effective date of the Transaction.

As the National Pensions Reserve Fund Commission ("NPRFC") currently holds 15.13% of the Ordinary Stock and is therefore deemed to be a substantial stockholder in the Bank under the Listing Rules, and as the Minister for Finance (the "Minister") and the NPRFC are together deemed by the Listing Authorities to exercise significant influence over the affairs of the Bank, the Minister and the NPRFC are related parties of the Bank pursuant to the Listing Rules.  The entry by the Bank into the Transaction with IBRC, which is wholly owned by the Minister and therefore an associate of the Minister under the Listing Rules and the receipt by the Bank of the Transaction fee and other costs and expenses of the Bank associated with the Transaction, is deemed to be a related party transaction and, because of its size, a class 1 transaction under the Listing Rules.  It is therefore subject to independent stockholder approval.

Impact of the Transaction

The Transaction does not have any impact on the capital ratios of the Bank as the collateralised and guaranteed nature of the Transaction results in a nil exposure and a nil risk weighted asset in accordance with regulatory capital rules.  If the Resolution is approved and the Transaction is implemented, the Bank's loans and advances to banks will increase by €2.8334 billion and deposits from banks will increase by €2.8334 billion.

On the assumption that:

(i) the repurchase date is the date falling 364 days after the purchase date;

(ii) there is no change in the ECB Discount of 5.5% (being the ECB Discount as at 28 May 2012) over the period;

(iii) the market value of the Bonds (as determined by the ECB) on the purchase date, is the same as the market value of the Bonds (as published by Bloomberg) on 28 May 2012;

(iv) there is no change in the market value of the Bonds (as determined by the ECB) during the term of the Transaction; and

(v) the value variation allowance (as determined by the Bank in consultation with IBRC) during the term of the Transaction is zero,

it is estimated that the Bank will earn €38.7 million under the Transaction.

Benefits of the Transaction

The Directors consider that the key benefits of the Transaction are as follows:

• Anticipated return for the Bank: Based on the assumptions above, the commercial return for the Bank from the Transaction is estimated at €38.7 million (based on an interest margin of 1.35%).

In addition, the Bank's reasonable and vouched costs and expenses in connection with the Transaction will be reimbursed by IBRC.

•      Overall benefits for the Irish economy which are expected to benefit the Bank of Ireland Group:  The quality of the Bank of Ireland Group's assets, financial condition and results of operations are heavily dependent on macroeconomic and political conditions prevailing in Ireland. The Governor of the Central Bank, Patrick Honohan, in his speech of 27 March 2012, stated: "... the sequence of annual cash payments by the Government of € 3.06 billion envisaged for the coming years in the Promissory Notes has become a source of risk to financial stability." The Transaction relieves the State from the requirement to settle the payment due to IBRC by the State under the Promissory Notes on 31 March 2012 in cash. The Minister for Finance's speech to the Dáil (parliament of Ireland) on 29 March 2012 (the "Ministers Speech")stated "we have the funds available in our programme to make this scheduled debt payment", but, "the use of an Irish Government bond in relation to the promissory note payment allows the wider discussions to continue between the Irish Authorities and the Troika, both on the promissory notes arrangement and on how to advance the return to normality of the Irish banking system thus improving the availability of banking services in support of economic recovery". The Minister's Speech stated that the funding provided to the State by the EU/IMF Programme which would otherwise have had to be used to meet the €3.06 billion payment due by the State under the Promissory Notes on 31 March 2012, "should potentially allow greater flexibility around when and at what level Ireland returns to the capital markets".

The Transaction will benefit the State in its management of the overall State finances and is therefore anticipated to be of benefit to the overall Irish economy, and in turn the Bank. The Transaction is expected to contribute to an improved financial position for the State, including potentially allowing greater flexibility to the State in relation to access for the State to the capital markets, which would be expected to in turn, benefit the Bank's ability to access the capital markets.

The Directors have also considered the risks associated with the proposed Transaction including the risks of IBRC defaulting on its payment obligations, Irish sovereign default or downgrade, the Bonds becoming ineligible for standard ECB open market operations and the Bank's inability to fully finance the Bonds under the standard ECB open market operations. Having considered the overall risk profile of the Transaction, the Directors believe that, taking into account the protective provisions contained in the Agreement and in particular, the guarantee of all IBRC's payment obligations under the Transaction by the Minister, the Transaction offers an acceptable commercial return for the Bank.

In assessing the benefit of the Transaction for the Bank, the Directors have taken into account the following key protections for the Bank under the Transaction as follows:

•      Protections under the Agreement:  The Agreement contains several provisions which protect the Bank against market, liquidity and credit risk. These features include early termination provisions, daily margining requirements and protections in the event that the Bank is unable to fully finance the purchase of the Bonds under the standard ECB open market operations.

• The Guarantee: All payment obligations of IBRC under the Agreement will be guaranteed by the Minister.

Posting of Circular for Transaction

The Bank hereby announces that a stockholder circular (the "Circular") containing the details of the Transaction and a notice convening an Extraordinary General Court of the Bank and the Governor's letter to stockholders is being posted to stockholders today. The Circular was approved by the Irish Stock Exchange and the UK Financial Services Authority under their respective Listing Rules.  The purpose of the meeting is to seek approval of the Transaction, as a related party transaction and a class 1 transaction under the Listing Rules, and to authorise the Directors and any member of the Bank to implement and complete the provisions of the Transaction Documents and to perform the obligations of the Bank arising under the Transaction Documents.

The Extraordinary General Court will be held at 9.00 a.m. on 18 June 2012 at the Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin, Ireland.

Copies of the Circular will be available at the registered office of the Bank at 40 Mespil Road, Dublin 4, Ireland and at Bow Bells House, 1 Bread Street, London EC4M 9BE, England and on the Bank of Ireland website at www.bankofireland.com/investor.

A copy of the Circular will also shortly be available for inspection at the following location:

Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland.
Tel: + 353 1 6174200

and will be available on the national storage mechanism (http://www.hemscott.com/nsm.do)

All words and phrases defined in the Circular shall have the same meaning when used in this announcement.

Ends

For further information please contact:

Bank of Ireland
Andrew Keating	Group Chief Financial Officer	+353 (0)76 623 5141
Tony Joyce	Head of Group Investor Relations	+353 (0)76 623 4729
Dan Loughrey	Head of Group Communications	+353 (0)76 623 4770
Helen Nolan	Group Secretary	+353 (0)76 623 4710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 30 May 2012